


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 65698

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 AND ENDING December 31, 2008
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J. W. Cole Financial, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6928 W. Linebaugh Avenue, Suite 101
                                                 (No. and Street)

Tampa, Florida 33625
         (City)   (State)   (Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

SEC
Mail Processing
Section

MAR 03 2009

Washington, DC
100

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
 Robert J. Wood   813-935-6776
                                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alessandri & Alessandri, P.A.
                               (Name – if individual, state last, first, middle name)

5121 Ehrlich Road, Suite 107-B   Tampa, Florida 33624
       (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Robert J. Wood__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__J. W. Cole Financial, Inc.__ , as of __December 31__ , 20 __08__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__None__

_____
Signature

Pres·Dent
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

J.W. Cole Financial, Inc.

FINANCIAL STATEMENTS
December 31, 2008





ALESSANDRI & ALESSANDRI, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
J. W. Cole Financial, Inc.

We have audited the accompanying statement of financial condition of J. W. Cole Financial, Inc., as of December 31, 2008, and the related statements of income, changes in stockholder's equity, and cash flows for the year ended December 31, 2008 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J. W. Cole Financial, Inc., as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Alessandri & Alessandri P.A.

February 27, 2009

ACCOUNTANTS & CONSULTANTS
5121 EHRLICH ROAD · SUITE 107 - B · TAMPA, FLORIDA 33624
(813) 969-1995 · FAX (813) 960-2740
Member: American Institute of Certified Public Accountants /Division of CPA Firms • Member Florida Institute of Certified Public Accountants

ALESSANDRI & ALESSANDRI, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
J.W. Cole Financial, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of J.W. Cole Financial, Inc. (the Company), for the year ended December 31, 2008, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g) (1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of rule 15c3-3. During our audit, nothing came to our attention which indicated that, as of the examination date, the Company was not complying with the conditions of the exemption. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure polices and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has a responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our considerations of the internal control structure would not necessarily disclose all matters in the internal

control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

February 27, 2009



J. W. COLE FINANCIAL, INC.
BALANCE SHEET
DECEMBER 31, 2008

ASSETS

CURRENT ASSETS

Cash	$	150,767
Commissions Receivable		111,182
Notes Receivable		10,000
Prepaid Asset		-
Total Current Assets		271,949

NON CURRENT ASSETS

Long Term Note Receivable	60,000

EQUIPMENT & FURNITURE

Furniture and Fixtures (less accumulated depreciation of $24,846)	65,228
Computer, Equipment, & Software (less accumulated depreciation of $15,730)	1,348
Leasehold Improvements (less accumulated depreciation of $2,366)	67,686
Other Assets (less accumulated depreciation of $232)	3,993
Total Equipment & Furniture	138,255

OTHER ASSETS

Prepaid Leases (less accumulated amortization of $5,811)	3,315
Software License Fee (less accumulated amortization of $5,000)	-
Clearing Deposits & House Accounts	462,453
Total Other Assets	465,768

TOTAL	$	935,972

LIABILITIES & STOCKHOLDER'S EQUITY

CURRENT LIABILITIES

Commissions Payable	$	115,957
Accrued Expenses		9,864
Retirement Plan Payable		47,261
Transition Advance Payable		100,000
Total Current Liabilities		273,082

Total Liabilities	273,082

STOCKHOLDER'S EQUITY

Common Stock - $12.9032 Par Value; 100 shares authorized; 77.5 shares issued and outstanding	1,000
Paid-in-Capital	76,500
Retained Earnings	585,390
Total Stockholder's Equity	662,890

TOTAL	$	935,972



See Notes to Financial Statements.

J. W. COLE FINANCIAL, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUES

Commissions		$ 10,388,059
		10,388,059

OPERATING EXPENSES:

Salaries, Wages, Payroll Taxes, RIA Fees and Commissions	8,938,619	
Professional Fees	47,276	
Licenses, Taxes - Other & FINRA	184,638	
Rent	133,871	
Consultants	301,712	
Insurance	219,187	
Office Supplies & Miscellaneous	288,884	
Computer Support & Technology	69,763	
Depreciation and Amortization	12,646	
		10,196,596

INCOME FROM OPERATIONS   191,463

OTHER INCOME & EXPENSE

Dividend Income	8,374
Interest Income	399,838
	408,212

INCOME BEFORE INCOME TAXES   599,675

PROVISION FOR INCOME TAXES   -

NET INCOME $ 599,675

See Notes to Financial Statements.



J. W. COLE FINANCIAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Common Stock		Paid-In-Capital	Retained Earnings (Loss)
	Shares	$		
Balance, December 31, 2007	77.50	$ 1,000	$ 76,500	$ 340,715
Dividend Distributions				(355,000)
Net Income				599,675
Balance, December 31, 2008	77.50	$ 1,000	$ 76,500	$ 585,390

A

J. W. COLE FINANCIAL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM (TO) OPERATING ACTIVITIES:

Net Income (Loss) From Operations:	$ 599,675
Add: Non-Cash Items	
Depreciation and Amortization	12,646
Changes in Assets and Liabilities:	
Receivables	(73,242)
Prepaid Asset	2,922
Current Liabilities	(6,611)
Clearing Deposit & House Account	(309,544)
Net Cash From (To) Operating Activities	225,846

CASH FLOWS FROM (TO) INVESTING ACTIVITIES:

Note Payable	100,000
Acquisition of Equipment and Furniture	(21,286)
Acquisition of new lease	(4,616)
Net Cash From (To) Investing Activities	74,098

CASH FLOWS FROM (TO) FINANCING ACTIVITIES:

Dividend Distributions	(355,000)
Net Cash From (To) Financing Activities	(355,000)
Increase (Decrease) in Cash	(55,056)
Cash Balance, December 31, 2007	205,823
Cash Balance, December 31, 2008	$ 150,767

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Interest Paid	$ -

See Notes to Financial Statements.



NET CAPITAL:

STOCKHOLDER'S EQUITY, December 31, 2008	$	662,890
ADD CAPITAL AND ALLOWABLE SUBORDINATED LIABILITIES		
Liabilities subordinated to claims of general creditors		-
Total capital and allowable subordinated liabilities		662,890
DEDUCT NON-ALLOWABLE ASSETS:		
Furniture & Fixtures and Computer Equipment, Net		(138,255)
Prepaid Leases, Net		(3,315)
Commission Advances		(70,000)
Other Assets-Deposits		(12,000)
Haircut Pursuant to 15c3-1(f)		(28,801)
NET CAPITAL	$	410,519
AGGREGATE INDEBTEDNESS	$	273,082
Minimum Net Capital Required	$	100,000
Excess Net Capital	$	310,519
Ratio: Aggregate Indebtedness to Net Capital		.67 to 1

Note: The above computation differs from the December 31, 2008 Focus report
     submitted by the broker-dealer primarily due to the audit report adjustments
     to Stockholder's Equity for adjustments related to depreciation ($10,744).
     Net Capital differs due to depreciation recorded after
     the filing of the Focus report and the above audt adjustments for depreciation.
     Aggregate Indebtedness above does not differ from the filed Focus report.



NOTE 1 - ORGANIZATION & HISTORY

J.W. Cole Financial, Inc. (the "Company") was incorporated as a Florida Corporation on October 14, 2002. In September 30, 2003, the Company completed its arrangements; including the acquisition of certain fixed assets and clearing accounts for approximately $40,500 and $50,000 respectively in order to operate as a securities broker-dealer, as such is defined by the Securities and Exchange Commission, and is subject to the rules and regulations of the Commission and related supervisory agencies. The Company operates as a securities broker dealer generally in the west central Florida area.

NOTE 2 - SUMMARIES OF SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year -The Company has elected a calendar year ending December 31.

Equipment, Software, & Furniture & Fixtures – Equipment, Software, & Furniture & Fixtures are recorded at cost. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets (generally three, five, or seven years). The costs of replacements, renewals, and repairs which neither add materially to the value of the property nor appreciably prolong its life are charged to expense as incurred.

Revenue Recognition – The Company recognizes revenue from due diligence activities when the fees are received and from commissions as well as related expenses on securities transactions on a trade date basis as securities transactions occur.

Statement of Cash Flows - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Income Taxes - The Company has elected Sub-chapter S status under the Internal Revenue Code of the United States of America. Under such election, the Company, generally, is not subject to income taxes, and its profits and losses are passed on to the shareholders of the Company. Accordingly, the Company does not record any liability for income taxes. Under such, the Company is not a tax paying entity and is not subject to income taxes, and its profits and losses are passed on to the shareholders. Accordingly, the Company does not record any liability for income taxes as prescribed under FAS No. 109 "Accounting for Income Taxes."

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Adoption of Newly Issued Accounting Standards - Periodically the Financial Accounting Standards Board and the American Institute of Certified Public Accountants issue pronouncements that establish accounting and financial statement reporting standards. Adoption of the standards, as applicable, are not expected to have a material impact upon the financial statements of the Company.

NOTE 3 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1),



which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had a net capital of $410,519 which was in excess of its required net capital of $100,000; and aggregate indebtedness of $273,082. The Company's ratio of aggregate indebtedness to net capital was .67 to 1.

NOTE 4 – OTHER ASSETS

The Company 'Other Assets' include three prepaid auto leases with a net value of $3,315.

NOTE 5 - CLEARING DEPOSIT,HOUSE and TRADING ACCOUNT

The Company has entered into an agreement with a clearing agent to process the transactions for the Company. The clearing agent required the Company to put a refundable deposit on account with the clearing agent. The deposit earns interest and is refundable should the Company cease to use the clearing agent to process their transactions.

The cash balances of the clearing deposits account, the house account and the trading account at December 31, 2008 were $75,000, $297,849 and $88,346 respectively and there was an a $1,258 utilities deposit for a total other assets deposit accounts of $462,453.

NOTE 6 – COMMISSIONS RECEIVABLE

The Company had $111,182 of Commissions Receivable as of December 31, 2008. Such receivables represent business written and earned during December of 2008 and owed to the Company. Such receivables were subsequently paid to the Company in January of 2009

NOTE 7 - CURRENT LIABILITIES

Current Liabilities represents Commissions Payable of $115,957, Accrued Expenses of $9,854, and Retirement Plan Payable of $47,261. Commissions Payable are commissions earned by the respective representatives and employees during December of 2008 and to be paid upon collection of the corresponding Accounts Receivable. Such Receivables were collected in January of 2009 and the Commissions Payable was paid in January 2009. Accrued Expenses represents monthly operating expense amounts accrued and payable in 2008. Retirement Plan Payable represents the Company's retirement contributions for 2008 which have been made in 2009.

NOTE 8 - LEASES

In January 2008, the Company negotiated a lease for new office space for a period of 36 months ending in December 2010. The monthly base rental payment, plus applicable sales tax, is due as follows:

Period		Monthly Base Rent
01/01/08 – 12/31/08		$9,166.67
01/01/09 – 12/31/09		$9,625.00
01/01/10 – 12/31/10		$10,106.25



In 2005, the Company negotiated two leases for company vehicles. Each lease has a term of 36 months, with one lease ending in January 2008 and the other ending in June 2008. The annual lease payments, including applicable sales tax, are due as follows and both leases were paid in full during the current year.

Year		Annual Lease		Year		Annual Lease
2005		$7,008.87		2005		$3,453.18
2006		$7,646.04		2006		$6,906.36
2007		$7,646.04		2007		$6,906.36
2008		$637.17		2008		$3,453.18

In 2008, the Company negotiated a new lease for a company vehicle. The lease has a term of 39 months and ends in 2011. The annual lease payments, including applicable sales tax, are as follows:

Year		Annual Lease	
2008		$8,435.90	
2009		$9,202.80	
2010		$9,202.80	
2011		$3,067.60	

NOTE 9 - CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities with other securities broker-dealers and individuals. In the event these broker-dealers and/or individuals do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each party.

NOTE 10 - CONTINGENCIES

The Company entered into a consulting agreement in October 2003 for certain support and administrative services to the Company based on an agreed upon hourly rate and to reimburse the consultants for expenses incurred. Fees paid to the consultants totaled $301,712 for the period ended December 31, 2008.

From time to time, the Company may become involved in legal actions in the ordinary course of business. Management believes that the potential liability from any such legal actions is not material. In the opinion of management, the ultimate resolution of any such legal proceedings will not have a material or adverse affect upon the Company's operations or financial position.

NOTE 11 - COMMON STOCK

The Company is authorized to issue 100 shares of common stock with a par value of $12.9032; of which 77.50 shares were issued and outstanding as of December 31, 2008. Distributions are payable when declared by the



Board of Directors. During 2008, the Company paid a distribution to its shareholder of $355,000.

NOTE 12 - INCOME TAXES

The Company has elected Sub-chapter S status under the Internal Revenue Code of the United States of America. Under such election, the Company, generally, is not subject to income taxes, and its profits and losses are passed on to the shareholders of the Company. Accordingly, the Company does not record any liability for income taxes. Under such, the Company is not a tax paying entity and is not subject to income taxes, and its profits and losses are passed on to the shareholders.

NOTE 13 – FINRA/NASD

FINRA was created in July of 2007 through a consolidation of the former NASD and functions of the New York Stock Exchange. FINRA is responsible for registration, education, rule creation, and the enforcing of such rules regarding federal securities laws and keeping the public informed. During 2008, the transition to FINRA was completed as reflected by the Company.

NOTE 14 - TRANSITION ADVANCE PAYABLE

The Company received funds, on behalf of a related party entity, from a former commissioned agent that had received an advance from such entity and was to be repaid by December 2008. The repayment was incorrectly made payable to the Company at year end and the agent requested that the Company forward the funds to the correct recipient; the related party entity. Since the transaction occurred at the very end of the year, the Company's books reflect a current liability that was due of $100,000 to the other entity, which is temporary, and was subsequently paid in full in 2009.

